UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                   PRIMACOM AG

                                (Name of Issuer)

              Ordinary Bearer Shares and American Depositary Shares

                         (Title of Class of Securities)

                                  741 54N 108+

                                 (CUSIP Number)

          + CUSIP number of American Depositary Shares which are quoted on NASDAQ NMS. Ordinary Bearer Shares are not publicly traded in the United States.

              Anton M. Tuijten                           Legal Department
              General Counsel                         UnitedGlobalCom, Inc.
   United Pan-Europe Communications N.V.             4643 South Ulster Street
   Fred. Roeskestraat 123, P.O. Box 74763                   Suite 1300
     1070 BT Amsterdam, The Netherlands               Denver, Colorado 80237
              (31) 20-778-9840                            (303) 770-4001

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741 54N 108                 13D                      Page 7 of 7 Pages



1        NAME OF REPORTING PERSON
         United Pan-Europe Communications N.V.*

         * United Pan-Europe Communications N.V. is a majority-owned subsidiary of UnitedGlobalCom, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         98-0190997

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /   /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         The Netherlands

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                     0
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 4,948,039
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                     0
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            4,948,039


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,948,039

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.0%**

         ** Based on 19,798,552 shares outstanding per information provided by PrimaCom AG.


14       TYPE OF REPORTING PERSON
         OO

1        NAME OF REPORTING PERSON
         UnitedGlobalCom, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         84-1116217

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /   /
                                                              (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             4,948,039***
         BENEFICIALLY
         OWNED                      8        SHARED VOTING POWER
         BY                                 0
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             4,948,039***
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0

         *** 4,932,139 Ordinary Bearer Shares and 31,800 American Depositary Shares are owned directly by United Pan-Europe Communications N.V., which is a majority-owned subsidiary of UnitedGlobalCom, Inc. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,948,039***

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.0%**

         ** Based on 19,798,552 shares outstanding per information provided by PrimaCom AG.


14       TYPE OF REPORTING PERSON
         CO

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4, dated June 6, 2001 (this "Amendment"), amends the original Schedule 13D, dated December 30, 1999, as amended by the Amendment No. 1, dated January 19, 2000, the Amendment No. 2, dated March 29, 2000 and the Amendment No. 3, dated March 28, 2001 (the "Schedule 13D"). This Amendment relates to the ordinary bearer shares (the "Ordinary Bearer Shares") and the American Depositary Shares of PrimaCom AG, a German stock corporation (the "Company"), whose principal executive offices are located at Hegelstrasse 61, 55122, Mainz, Germany. The Company is engaged primarily in owning and operating cable television systems in Germany and The Netherlands. Each American Depositary Share represents one-half of an Ordinary Bearer Share.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Schedule 13D, as amended, reported that as of March 27, 2000, UPC had purchased a total of 4,926,102 of the Company's Ordinary Bearer Shares and 31,800 of the Company's American Depositary Shares. The acquisition of shares on March 17, 2000 was incorrectly reported. The Schedule 13D reported that UPC acquired 191,218 Ordinary Bearer Shares on that date; in fact, UPC acquired 197,255 Ordinary Bearer Shares on that date. This Amendment reports the correct ownership by UPC of 4,932,139 Ordinary Bearer Shares and 31,800 American Depositary Shares, which represents an increase of 6,037 additional Ordinary Bearer Shares over the beneficial ownership previously reported in the Schedule 13D.

         As of March 27, 2000 and the date of this Amendment, UPC owned an aggregate of 4,932,139 Ordinary Bearer Shares, for which it paid a total purchase price of approximately Euro 344.2 million (approximately US$294.2 million as of May 29, 2001), and 31,800 American Depositary Shares, for which it paid a total purchase price of US$956,000. Because each American Depositary Share represents one-half of an Ordinary Bearer Share, UPC owned the equivalent of 4,948,039 Ordinary Bearer Shares as of March 27, 2000 and the date of this Amendment. UPC used its available working capital to make all of the purchases described herein.


ITEM 4.  PURPOSE OF TRANSACTION.

         As of March 27, 2000, UPC had purchased Ordinary Bearer Shares representing approximately 25.0% of the Ordinary Bearer Shares of the Company (based upon outstanding share information provided by the Company), including its ownership of American Depositary Shares. UPC's percentage ownership is not affected by the corrected beneficial ownership information provided in this Amendment. The purpose of UPC's acquisitions of Ordinary Bearer Shares and American Depositary Shares was to facilitate UPC's entry into the German telecommunications market.

         The Supervisory and Management Boards of the Company and UPC announced on March 29, 2001, that they have agreed to combine cable television operations in Germany and The Netherlands. Under the terms of the agreement, UPC will contribute to the Company a number of cable television assets, including all of the shares of its German subsidiary EWT/tss. The combination will be effected by way of the UPC assets being contributed into a German AG ("Newco") that is subsequently merged with the Company, and which will replace the current listing of the Company on both the Frankfurt Stock Exchange and NASDAQ upon closing of the transaction. As such, current shareholders of the Company will exchange their 19.8 million shares in the Company for 19.8 million newly issued shares in Newco. UPC will receive 11.1 million newly issued shares in Newco. Together with its existing 25.0% stake in the Company, pro forma for the transaction UPC will hold a 52% stake in Newco. The Company expects to sign an affiliation agreement with chello, UPC's broadband Internet provider, with respect to its German footprint. The initial supervisory Board of Newco will be comprised of four members nominated by UPC, three members nominated jointly by UPC and the Company and two members nominated by a significant shareholder of the Company. The Company expects that its existing Management Board will remain in place. The proposed transaction will be presented to the Company's shareholders for approval at a shareholders' meeting. The proposed transaction is subject to various regulatory and other approvals. The parties expect the transaction to close in the third quarter of 2001.

         Except as described herein, United and UPC have no present plan or proposal that relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present board of directors of the Company or management of the Company;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any material change in the Company's business or corporate structure;

                  (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      any action similar to any of the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) UPC: As of March 27, 2000 and the date of this Amendment, UPC beneficially owned an aggregate number of 4,932,139 Ordinary Bearer Shares and 31,800 American Depositary Shares, which equates to a total of 4,948,039 Ordinary Bearer Shares. As of March 27, 2000 and the date of this Amendment, UPC beneficially owned approximately 25.0% of the outstanding Ordinary Bearer Shares, including its ownership of American Depositary Shares.

         United: As of March 27, 2000 and the date of this Amendment, United, through its majority ownership of UPC, beneficially owned an aggregate number of 4,932,139 Ordinary Bearer Shares and 31,800 American Depositary Shares, which equates to a total of 4,948,039 Ordinary Bearer Shares. As of March 27, 2000 and the date of this Amendment, United beneficially owned approximately 25.0% of the outstanding Ordinary Bearer Shares, including its ownership of American Depositary Shares. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

                  (b) UPC: UPC, as a majority-owned subsidiary of United, does not have sole voting power or sole dispositive power of the 4,932,139 Ordinary Bearer Shares and 31,800 American Depositary Shares owned by it but has shared voting power and shared dispositive power of such shares with United.

         United: United, as the parent company of UPC, has sole voting power and sole dispositive power of the 4,932,139 Ordinary Bearer Shares and the 31,800 American Depositary Shares owned by UPC. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

                  (c) Other than as described in the Schedule 13D and in this Amendment, neither United nor UPC has effected any transactions in the Ordinary Bearer Shares or the American Depositary Shares during the past 60 days.

         To the best of the knowledge of each of United and UPC, none of the directors and officers named in Item 2 has effected any transaction in any Ordinary Bearer Shares or American Depositary Shares during the past 60 days.

                  (d) Each of United and UPC affirms that, to the best of their knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Bearer Shares or the American Depositary Shares.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Ordinary Bearer Shares or the American Depositary Shares of the Company.

ITEM 8.  SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k) this Schedule 13D is filed jointly on behalf of each of United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc.


         Dated:  June 6, 2001


                                              /s/ Anton M. Tuijten
                                           -------------------------------------
                                           United Pan-Europe Communications N.V.
                                           By:      Anton M. Tuijten
                                                    General Counsel


                                              /s/ Ellen P. Spangler
                                           -------------------------------------
                                           UnitedGlobalCom, Inc.
                                           By:      Ellen P. Spangler
                                                    Senior Vice President of
                                                    Business and Legal Affairs